UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FUSIONTECH, INC.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

361130107
(CUSIP Number)

Peili Wang	Robert Newman, Esq.
c/o FusionTech, Inc. No. 26 Gaoneng Street, High Tech Zone Dalian, Liaoning Province, China 116025 (86) 0411-84799486	The Newman Law Firm, PLLC 44 Wall Street, 20th Floor New York, NY 10005 (212) 248-1001

(Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications)

November 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361130107	13D	Page 2 of 5

1	Names of Reporting Persons. Peili Wang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,499,000
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 2,499,000
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,499,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%(1)
14	Type of Reporting Person IN

1. Based on 29,390,000 shares of common stock, par value $.001, outstanding as of November 22, 2010, as set forth by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 22, 2010.

CUSIP No. 361130107	13D	Page 3 of 5

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of FusionTech, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: No. 26 Gaoneng Street, High Tech Zone, Dalian, Liaoning Province, China 116025.

Item 2.  Identity and Background

(a)	This statement is being filed by Peili Wang (the “Reporting Person”).

(b)	The business address of the Reporting Person is: c/o FusionTech, Inc., No. 26 Gaoneng Street, High Tech Zone, Dalian, Liaoning Province, China 116025.

(c)	The Reporting Person works in an administrative capacity for the issuer.

(d)	The Reporting Person has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person received an aggregate of 2,499,000 shares of Common Stock of the Issuer under the Share Exchange Agreement and Plan of Reorganization (the “Share Exchange Agreement”), dated November 22, 2010, by and between Dalian Heavy Mining Equipment Manufacturing Co., Ltd., a company organized under the laws of the People’s Republic of China (“Dalian”), and FusionTech, Inc. (“FusionTech”). Pursuant to the Share Exchange Agreement, FusionTech, Inc. acquired from Dalian all of its ownership interests in exchange for the issuance of an aggregate of 24,990,000 shares of the common stock of the Issuer to the owners of Dalian.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock pursuant to the Share Exchange Agreement as described in Item 3 along with the other owners of Dalian for the purpose of obtaining control of the Issuer and to permit the Issuer to acquire Dalian. The Reporting Person may acquire or dispose of securities of the Issuer from time to time, both from private transactions and public markets, subject to and depending upon prevailing market conditions for such securities. The Reporting Person has no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)
See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)
As of the filing of this Schedule 13D, and within the sixty day period prior thereto, the Reporting Person has not engaged in any transaction involving the Common Stock of the Issuer other than as disclosed in Items 3 and 4 of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 361130107	13D	Page 4 of 5

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

Exhibit A	Share Exchange Agreement and Plan of Reorganization, dated November 22, 2010, between FusionTech, Inc. and Dalian Heavy Mining Equipment Manufacturing Co., Ltd.

CUSIP No. 361130107	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2010	By:	/s/ Peili Wang
	Name:	Peili Wang

SHARE EXCHANGE AGREEMENT AND PLAN OF
REORGANIZATION

BY AND BETWEEN

DALIAN HEAVY MINING EQUIPMENT MANUFACTURING
CO., LTD.

and

FUSIONTECH, INC.

Dated as of November 22, 2010

SHARE EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION

This SHARE EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is entered into as of November 22, 2010, by and among Dalian Heavy Mining Equipment Manufacturing Co., Ltd. (“Dalian Steel”), a foreign joint venture company organized under the laws of The People’s Republic of China (“China”), and FusionTech, Inc. a Nevada corporation (“Purchaser”), and each of the owners of Dalian Steel listed on Schedule 2.1 hereto (the “Dalian Steel Holders”).

RECITALS

WHEREAS, Dalian Steel manufactures clean technology industrial machinery used in steel mills and coke plants in China;

WHEREAS, Purchaser, Dalian Steel and the Dalian Steel Holders have agreed to the acquisition by Purchaser of Dalian Steel (the “Purchase”) between Purchaser and Dalian Steel and the Dalian Steel Holders, upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance thereof, the Board of Directors of Purchaser has approved the Purchase in accordance with the applicable provisions of the NRS and upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance thereof, the Board of Directors and the Dalian Steel Holders have each approved the Purchase in accordance with the applicable provisions of the laws of the PRC and upon the terms and subject to the conditions set forth herein; and

WHEREAS, for United States federal income tax purposes, the parties intend that the Purchase shall constitute a tax-free reorganization within the meaning of Sections 368 and 1032 of the Code.

NOW, THEREFORE, in consideration of the premises, and the mutual covenants and agreements contained herein, the parties do hereby agree as follows:

ARTICLE I. DEFINITIONS

(a)         “Affiliate” shall mean, as to any Person, any other Person controlled by, under the control of, or under common control with, such Person. As used in this definition, “control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise), provided that, in any event, any Person which owns or holds directly or indirectly five per cent (5%) or more of the voting securities or five per cent (5%) or more of the partnership or other equity interests of any other Person (other than as a limited partner of such other Person) will be deemed to control such other Person.

(b)         “Agreement” means this Share Exchange Agreement and Plan of Reorganization.

(c)         “Applicable Law” or “Applicable Laws” means any and all laws, ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, certificates, franchises, permits, principles of common law, requirements and Orders adopted, enacted, implemented, promulgated, issued, entered or deemed applicable by or under the authority of any Governmental Body having jurisdiction over a specified Person or any of such Person’s properties or assets.

(d)         “Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible, provided, however, that a Person required to use Best Efforts under this Agreement will not be thereby required to take actions that would result in a Material Adverse Effect in the benefits to such Person of this Agreement and the Purchase.

(e)         “Breach” means any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other Contract.

(f)         “Business” means the design and manufacture of high performing clean technology products that promote renewable energy production, pollution reduction and energy conservation as presently conducted by Dalian Steel.

(g)        “Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which major money center banks in New York, New York are permitted or required to be closed.

(h)         “Closing” shall mean the completion of the Purchase and the consummation of the transactions set forth herein.

(i)          “Closing Date” shall mean the date on which the Closing is completed.

(j)          “Code” shall mean the Internal Revenue Code of 1986, as amended.

(k)         “Confidential Information” means any information pertaining to the business, operations, marketing, customers, financing, forecasts and plans of any Party provided to or learned by any other Party during the course of negotiation of the Purchase. Information shall be treated as Confidential Information whether such information has been marked “confidential” or in a similar manner.

(l)         “Consent” means any approval, consent, license, permits, ratification, waiver or other authorization.

(m)        “Contract” means any agreement, contract, lease, license, consensual obligation, promise, undertaking, understanding, commitment, arrangement, instrument or document (whether written or oral and whether express or implied), whether or not legally binding.

(n)         “Dalian Steel” has the meaning set forth in the preamble to this Agreement.

(o)        “Dalian Steel Balance Sheet” has the meaning set forth in Section 4.6(a).

(p)         “Dalian Steel Board” has the meaning set forth in Section 4.4.

(q)         “Dalian Steel Employee Plans” has the meaning set forth in Section 4.16(a).

(r)          “Dalian Steel Financial Information” has the meaning set forth in Section 4.6.

(s)         “Dalian Steel Intellectual Property” has the meaning set forth in Section 4.12(a).

(t)         “Dalian Steel Holders” has the meaning set forth in the preamble to this Agreement.

(u)         “Dalian Steel Tax Affiliate” shall mean any Affiliate of Dalian Steel to which Dalian Steel would be required to consolidate and report in returns under the Code.

(v)         “Distribution Compliance Period” shall have the meaning set forth in Section 3.1(e).

(w)        “Employee Benefit Plan” has the meaning set forth in ERISA Section 3(3).

(x)         “Encumbrance” means and includes:

(i)        with respect to any personal property, any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement or lease or use agreement in the nature thereof, interest or other right or claim of third parties, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future; and

(ii)      with respect to any Real Property (whether and including owned real estate or Real Estate subject to a Real Property Lease), any mortgage, lien, easement, interest, right-of-way, condemnation or eminent domain proceeding, encroachment, any building, use or other form of restriction, encumbrance or other claim (including adverse or prescriptive) or right of Third Parties (including Governmental Bodies), any lease or sublease, boundary dispute, and agreements with respect to any real property including: purchase, sale, right of first refusal, option, construction, building or property service, maintenance, property management, conditional or contingent sale, use or occupancy, franchise or concession, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future.

(y)         “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued by the Department of Labor pursuant to ERISA or any successor law.

(z)         “Purchase Act” means the Securities Purchase Act of 1934, as amended.

(aa)       “GAAP” means at any particular time generally accepted accounting principles in the United States, consistently applied on a going concern basis, using consistent audit scope and materiality standards.

(bb)      “Governing Documents” means with respect to any particular entity, the articles or certificate of incorporation and the bylaws (or equivalent documents for entities of foreign jurisdictions); all equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equity holders of any Person; and any amendment or supplement to any of the foregoing.

(cc)       “Governmental Authorization” means any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Applicable Law.

(dd)      “Governmental Body” means: (i) nation, state, county, city, town, borough, village, district, tribe or other jurisdiction; (ii) federal, state, local, municipal, foreign, tribal or other government; (iii) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); (iv) multinational organization or body; (v) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or (vi) official of any of the foregoing.

(ee)       “Improvements” means all buildings, structures, fixtures and improvements located on Land, including those under construction.

(ff)        “IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

(gg)      “Knowledge” means actual knowledge without independent investigation.

(hh)      “Land” means all parcels and tracts of land in which any Person has an ownership or leasehold interest.

(ii)         “Material Adverse Effect” or “Material Adverse Change” means, in connection with any Person, any event, change or effect that is materially adverse, individually or in the aggregate, to the condition (financial or otherwise), properties, assets, liabilities, revenues, income, business, operations, results of operations or prospects of such Person, taken as a whole.

(jj)         “NRS” shall mean the Nevada Revised Statutes, as amended.

(kk)       “Order” means any writ, directive, order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

(ll)         “Ordinary Course of Business” means an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action: (i) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; (ii) does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; and (iii) is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person.

(mm)     “Party” or “Parties” means Dalian Steel and/or Purchaser.

(nn)      “Person” shall mean an individual, company, partnership, limited liability company, limited liability partnership, joint venture, trust or unincorporated organization, joint stock company or other similar organization, government or any political subdivision thereof, or any other legal entity.

(oo)      “PRC” shall mean the People’s Republic of China.

(pp)      “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

(qq)      “Purchaser” has the meaning set forth in the Preamble.

(rr)        “Purchaser Balance Sheet” has the meaning set forth in Section 5.1(f)(ii).

(ss)       “Purchaser Business” means Purchaser’s business in the exploration of mineral properties.

(tt)        “Purchaser Common Stock” means the common stock, par value $.001 per share, of Purchaser.

(uu)      “Purchaser Contracts” has the meaning set forth in Section 5.1(o).

(vv)      “Purchaser’s Counsel” means Robert Newman, Esq.

(ww)     “Purchaser Employee Plans” has the meaning set forth in Section 5.1(r)(i).

(xx)        “Purchaser Financial Information” has the meaning set forth in Section 5.1(f).

(aaa)     “Purchaser Intellectual Property” has the meaning set forth in Section 5.1(m).

(bbb)    “Purchaser SEC Reports” has the meaning set forth in Section 5.1(n).

(ccc)     “Real Property” means any Land and Improvements and all privileges, rights, easements, and appurtenances belonging to or for the benefit of any Land, including all easements appurtenant to and for the benefit of any Land (a “Dominant Parcel”) for, and as the primary means of access between, the Dominant Parcel and a public way, or for any other use upon which lawful use of the Dominant Parcel for the purposes for which it is presently being used is dependent, and all rights existing in and to any streets, alleys, passages and other rights-of-way included thereon or adjacent thereto (before or after vacation thereof) and vaults beneath any such streets.

(ddd)    “Related Agreements” means the Return to Treasury Agreement.

(eee)     “Real Property Lease” means any lease, rental agreement or rights to use land pertaining to the occupancy of any improved space on any Land.

(fff)       “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other Representative of that Person.

(ggg)    “Return to Treasury Agreement” has the meaning set forth in Section 2.5.

(hhh)    “SEC” means the United States Securities and Exchange Commission.

(iii)        “Securities Act” means the Securities Act of 1933, as amended.

(jjj)        “Security Interest” means any mortgage, pledge, security interest, Encumbrance, charge, claim, or other lien, other than: (a) mechanic’s, materialmen’s and similar liens; (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate Proceedings; (c) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (d) liens arising in connection with sales of foreign receivables; (e) liens on goods in transit incurred pursuant to documentary letters of credit; (f) purchase money liens and liens securing rental payments under capital lease arrangements; and (g) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

(kkk)     “Purchase” has the meaning set forth in the preamble to this Agreement.

(lll)        “Shares” has the meaning set forth in Section 2.1.

(mmm) “Subsidiary” means with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Owner or one or more of its Subsidiaries.

(nnn)    “Tangible Personal Property” means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property of every kind owned or leased by a Party (wherever located and whether or not carried on a Party’s books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

(ooo)    “Tax” or “Taxes” means, with respect to any Person, (i) all income taxes (including any tax on or based upon net income, gross income, gross receipts, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, commercial rent, premium, property or windfall profit taxes, alternative or add-on minimum taxes, customs duties and other taxes, fees, assessments or charges of any kind whatsoever, together with all interest and penalties, additions to tax and other additional amounts imposed by any taxing authority (domestic or foreign) on such person (if any), (ii) all value added taxes and (iii) any liability for the payment of any amount of the type described in clauses (i) or (ii) above as a result of (A) being a “transferee” (within the meaning of Section 6901 of the Code or any Applicable Law) of another person, (B) being a member of an affiliated, combined or consolidated group or (C) a contractual arrangement or otherwise.

(ppp)    “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(qqq)    “Third Party” means a Person that is not a Party to this Agreement.

ARTICLE II. THE PURCHASE

2.1        The Purchase. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NRS, at the Closing, the parties shall cause the Purchase to be consummated by taking all appropriate actions to ensure that Purchaser purchases all of the ownership interests of Dalian Steel from the Dalian Holders, and the Dalian Holders hereby transfer their ownership interests to the Purchaser and agree to take all such steps as required to cause the filing of the recordation of such transfer and the formation of Dalian Steel into a wholly owned foreign entity, with the requisite governmental authorities in China, in exchange for the issuance of an aggregate of 24,990,000 shares of Purchaser’s Common Stock (the “Shares”) to the Dalian Holders listed on Schedule 2.1.

2.2        Tax Free Reorganization. The Parties each hereby agree to use their Best Efforts and to cooperate with each other to cause the Purchase to be a tax-free reorganization within the meaning of Sections 368 and 1032 of the Code.

2.3        Closing. The Closing will occur via e-mail and facsimile on November 22, 2010 at 10:00 a.m. EST or such later date and time to be agreed upon by the parties (the “Closing Date”), following satisfaction or waiver of the conditions set forth in Article VIII.

2.4        Reorganization.

(a)         As of the Closing, David Lu and David Xu shall resign from the board of directors of the Purchaser and Lixin Wang and Yueqi Zou shall be appointed as the directors of the Purchaser until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Purchaser’s Articles of Incorporation and Bylaws.

(b)         The nominees of Dalian Steel shall, as of the Closing, be appointed as the officers of the Purchaser until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Purchaser’s Articles of Incorporation and Bylaws. As of the Closing, David Lu shall resign from all positions he holds as an officer of Purchaser.

(c)         If at any time after the Closing, any party shall consider that any further deeds, assignments, conveyances, agreements, documents, instruments or assurances in law or any other things are necessary or desirable to vest, perfect, confirm or record in the Purchaser the title to any property, rights, privileges, powers and franchises of Dalian Steel by reason of, or as a result of, the Purchase, or otherwise to carry out the provisions of this Agreement, the remaining parties, as applicable, shall execute and deliver, upon request, any instruments or assurances, and do all other things necessary or proper to vest, perfect, confirm or record title to such property, rights, privileges, powers and franchises in the Purchaser, and otherwise to carry out the provisions of this Agreement.

2.5       Cancellation of Purchaser Common Stock. At the Closing, immediately after consummation of the Purchase, Purchaser shall, pursuant to the terms and conditions of that certain Return to Treasury Agreement dated of even date herewith entered into by and between Purchaser and David Lu (the “Return to Treasury Agreement”) which shall be substantially in the form attached hereto as Attachment 2.5, cause 80,000,000 shares of the Purchaser’s Common Stock held by David Lu to be cancelled and extinguished.

ARTICLE III. COMPLIANCE WITH APPLICABLE SECURITIES LAWS

3.1       Covenants, Representations and Warranties of the Dalian Steel Holders.

(a)        The Dalian Steel Holders acknowledge and agree that they are acquiring the Shares for investment purposes and will not offer, sell or otherwise transfer, pledge or hypothecate any of the Shares issued to them (other than pursuant to an effective Registration Statement under the Securities Act) directly or indirectly unless:

(i)           the sale is to Purchaser;

(ii)          the sale is made pursuant to the exemption from registration under the Securities Act, provided by Regulation S thereunder; or

(iii)         the Shares are sold in a transaction that does not require registration under the Securities Act, or any applicable United States state laws and regulations governing the offer and sale of securities, and the vendor has furnished to Purchaser an opinion of counsel to that effect or such other written opinion as may be reasonably required by Purchaser.

(b)        The Dalian Steel Holders acknowledge and agree that the certificates representing the Shares shall bear a restrictive legend, substantially in the following form:

“THESE SECURITIES WERE ISSUED IN AN OFFSHORE TRANSACTION TO PERSONS WHO ARE NOT U.S. PERSONS (AS DEFINED HEREIN) PURSUANT TO REGULATIONS UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). ACCORDINGLY, NONE OF THE SECURITIES TO WHICH THIS CERTIFICATE RELATES HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD IN THE UNITED STATES OR, DIRECTLY OR INDIRECTLY, TO U.S. PERSONS (AS DEFINED HEREIN) EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AN IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN ACCORDANCE WITH THE 1933 ACT.”

(c)        The Dalian Steel Holders represent and warrant that:

(i)           the Dalian Steel Holders are located outside the United States;

(ii)          the Dalian Steel Holders are not aware of any advertisement of any of the shares being issued hereunder; and

(iii)         the Dalian Steel Holders will not acquire the shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S under the Securities Act) in the United States in respect of the shares, which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the shares; provided, however, that the Dalian Steel Holders may sell or otherwise dispose of the shares pursuant to registration of the shares pursuant to the Securities Act and any applicable state and provincial securities laws or under an exemption from such registration requirements and as otherwise provided herein.

(d)       The Dalian Steel Holders acknowledge and agree that Purchaser will refuse to register any transfer of the shares not made in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and in accordance with applicable state and provincial securities laws.

(e)        The Dalian Steel Holders acknowledge and agree that offers and sales of any of the Shares, prior to the expiration of a period of one year after the date of transfer of the shares (the “Distribution Compliance Period”), shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the Securities Act or an exemption therefrom, and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration provisions of the Securities Act or an exemption therefrom and in each case only in accordance with all applicable securities laws.

(f)        The Dalian Steel Holders acknowledge and agree not to engage in any hedging transactions involving the Shares prior to the end of the Distribution Compliance Period unless such transactions are in compliance with the provisions of the Securities Act.

(g)       The Dalian Steel Holders hereby acknowledge and agree to Purchaser making a notation on its records or giving instructions to the registrar and transfer agent of Purchaser in order to implement the restrictions on transfer set forth and described herein.

(h)        The Dalian Steel Holders hereby agree to take steps as necessary to cause Dalian Steel to become a wholly owned foreign entity (“WOFE”) of the Purchaser as required under the requisite law in China.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES
OF DALIAN STEEL

As a material inducement for Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Dalian Steel makes the following representations and warranties as of the date hereof and as of the Closing Date, each of which is relied upon by Purchaser regardless of any investigation made or information obtained by Purchaser (unless and to the extent specifically and expressly waived in writing by Purchaser on or before the Closing Date):

4.1        Organization and Good Standing.

(a)         Dalian Steel is a corporation duly organized, validly existing and in good standing under the laws of the PRC. Dalian Steel is in good standing under the laws of each jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification and the failure to be so qualified would have a Material Adverse Effect on Dalian Steel.

(b)         Dalian Steel does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

4.2        Corporate Documents. Schedule 4.2 consists of a true and correct copy of a shareholder list setting forth all owners of the capital stock of Dalian Steel.

4.3        Capitalization of Dalian Steel. The entire authorized capital of Dalian Steel consists of 11,112,000 Yuan, all of which has been duly authorized, fully paid in and is nonassessable, and are held of record by the stockholders listed on the shareholder list attached as Schedule 4.2.

4.4        Authorization of Transaction. Dalian Steel has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly authorized by all necessary action on the part of Dalian Steel in accordance with Applicable Laws and Dalian Steel’s Governing Documents. This Agreement constitutes the valid and legally binding obligation of Dalian Steel, enforceable in accordance with its terms and conditions. The Board of Directors of Dalian Steel (the “Dalian Steel Board”) has duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby, and has taken all corporate actions required to be taken by the Dalian Steel Board for the consummation of the Purchase.

4.5        Noncontravention. Neither the execution and delivery of this Agreement, nor consummation of the Purchase, by Dalian Steel will:

(a)         violate any Applicable Law, Order, stipulation, charge or other restriction of any Governmental Body to which Dalian Steel is subject or any provision of its Governing Documents; or

(b)         conflict with, result in a Breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which Dalian Steel is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where the violation, conflict, Breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest would not have a Material Adverse Effect on the financial condition of Dalian Steel or on the ability of the Parties to consummate the Purchase.

4.6        Dalian Steel Financial Information. Schedule 4.6 shall include the following financial information (collectively, the “Dalian Steel Financial Information”):

(a)         audited combined balance sheets and statements of income, stockholders’ equity and cash flow as of and for the years ended December 31, 2008 and December 31, 2009, for Dalian Steel.

4.7        Events Subsequent to Dalian Steel Balance Sheet. Since the date of the Dalian Steel 2009 Balance Sheet, there has not been, occurred or arisen, with respect to Dalian Steel:

(a)         any change or amendment in its Governing Documents;

(b)         any reclassification, split up or other change in, or amendment of or modification to, the rights of the holders of any of its capital stock;

(c)         any direct or indirect redemption, purchase or acquisition by any Person of any of its capital stock or of any interest in or right to acquire any such stock;

(d)         any issuance, sale, or other disposition of any capital stock, or any grant of any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any capital stock;

(e)         any declaration, set aside, or payment of any dividend or any distribution with respect to its capital stock (whether in cash or in kind) or any redemption, purchase, or other acquisition of any of its capital stock;

(f)          the organization of any Subsidiary or the acquisition of any shares of capital stock by any Person or any equity or ownership interest in any business;

(g)         any damage, destruction or loss of any of the its properties or assets whether or not covered by insurance;

(h)         any material sale, lease, transfer, or assignment of any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

(i)         the execution of, or any other commitment to any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) outside the Ordinary Course of Business;

(j)         any acceleration, termination, modification, or cancellation of any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $10,000 to which it is a party or by which it is bound;

(k)        any Security Interest or Encumbrance imposed upon any of its assets, tangible or intangible;

(l)         any grant of any license or sublicense of any rights under or with respect to any material Dalian Steel Intellectual Property;

(m)       any sale, assignment or transfer (including transfers to any employees, Affiliates or shareholders) of any material Dalian Steel Intellectual Property;

(n)       any capital expenditure (or series of related capital expenditures) involving more than $25,000 and outside the Ordinary Course of Business;

(o)       any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) involving more than $25,000 and outside the Ordinary Course of Business;

(p)       any issuance of any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $25,000;

(q)       any delay or postponement of the payment of accounts payable or other liabilities, other than those being contested in good faith;

(r)        any cancellation, compromise, waiver, or release of any right or claim (or series of related rights and claims) involving more than $25,000 and outside the Ordinary Course of Business;

(s)        any loan to, or any entrance into any other transaction with, any of its directors, officers, and employees either involving more than $1,000 individually or $5,000 in the aggregate;

(t)         the adoption, amendment, modification, or termination of any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken away any such action with respect to any other Employee Benefit Plan);

(u)        any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(v)       any increase in the base compensation of any of its directors, officers, and employees that is greater than Twenty-Five Thousand Dollars ($25,000) per annum;

(w)       any charitable or other capital contribution in excess of $2,500;

(x)        any taking of other action or entrance into any other transaction other than in the Ordinary Course of Business, or entrance into any transaction with any insider of Dalian Steel, except as disclosed in this Agreement and the Disclosure Schedules;

(y)       any other event or occurrence that may have or could reasonably be expected to have a Material Adverse Effect on Dalian Steel; or

(z)        any agreement or commitment, whether in writing or otherwise, to do any of the foregoing.

4.8        Tax Matters.

(a)        Dalian Steel:

(i)           has timely paid or caused to be paid all material Taxes required to be paid by it though the date hereof and as of the Closing Date (including any Taxes shown due on any Tax Return);

(ii)          has filed or caused to be filed in a timely and proper manner (within any applicable extension periods) all Tax Returns required to be filed by it with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed; and all tax returns filed on behalf of Dalian Steel were complete and correct in all material respects; and

(iii)         has not requested or caused to be requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(b)

(i)           Since January 1, 2008, Dalian Steel has not been notified by any Governmental Body that any material issues have been raised (and no such issues are currently pending) by any Governmental Body in connection with any Tax Return filed by or on behalf of Dalian Steel; there are no pending Tax audits and no waivers of statutes of limitations have been given or requested with respect to Dalian Steel; no Tax liens have been filed against Dalian Steel or unresolved deficiencies or additions to Taxes have been proposed, asserted or assessed against Dalian Steel.

(ii)          Full and adequate accrual has been made (A) on the Dalian Steel Balance Sheet, and the books and records of Dalian Steel for all income taxes currently due and all accrued Taxes not yet due and payable by Dalian Steel for all periods ending on or prior to the Dalian Steel Balance Sheet Date, and (B) on the books and records of Dalian Steel for all Taxes payable by Dalian Steel for all periods beginning after the Dalian Steel Balance Sheet Date.

(iii)         Dalian Steel has not incurred any liability for Taxes from and after the Dalian Steel Balance Sheet Date other than Taxes incurred in the Ordinary Course of Business and consistent with past practices.

(iv)         Dalian Steel has complied in all material respects with all Applicable Laws relating to the collection or withholding of Taxes (such as Taxes or withholding of Taxes from the wages of employees).

(v)          Dalian Steel does not have any liability in respect of any Tax sharing agreement with any Person.

(vi)         Dalian Steel has not incurred any liability to make any payments either alone or in conjunction with any other payments that would constitute a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state local or foreign Applicable Law related to Taxes).

(vii)        No claim has been made within the last three years by any taxing authority in a jurisdiction in which Dalian Steel does not file Tax Returns that Dalian Steel is or may be subject to taxation by that jurisdiction.

(viii)       The consummation of the Purchase will not trigger the realization or recognition of intercompany gain or income to Dalian Steel or any Dalian Steel Tax Affiliate under the Federal consolidated return regulations with respect to Federal, state or local taxes.

(ix)          Dalian Steel is not currently, nor has it been at any time during the previous five years, a “U.S. real property holding corporation” and, therefore, the Shares are not “U.S. real property interests,” as such terms are defined in Section 897 of the Code.

4.9        Title to Assets. Dalian Steel has good and marketable title to, or a valid leasehold interest in, the properties and assets owned or leased and used by it to operate the Business in the manner presently operated by it, as reflected in the Dalian Steel Financial Information.

4.10      Leased Real Property. Except as disclosed on Schedule 4.10, Dalian Steel does not own or hold any leasehold interest in or right to use any Real Property.

4.11      Condition of Facilities.

(a)         Use of the Real Property of Dalian Steel for the various purposes for which it is presently being used is permitted as of right under all Applicable Laws related to zoning and is not subject to “permitted nonconforming” use or structure classifications. All Improvements are in compliance with all Applicable Laws, including those pertaining to zoning, building and the disabled, are in good repair and in good condition, ordinary wear and tear excepted, and are free from latent and patent defects. No part of any Improvement encroaches on any real property not included in the Real Property of Dalian Steel, and there are no buildings, structures, fixtures or other Improvements primarily situated on adjoining property which encroach on any part of the Land.

(b)        Each item of Tangible Personal Property is in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the Ordinary Course of Business and is free from latent and patent defects. No item of Tangible Personal Property is in need of repair or replacement other than as part of routine maintenance in the Ordinary Course of Business. All Tangible Personal Property used in the Business is in the possession of Dalian Steel.

4.12     Dalian Steel Intellectual Property.

(a)        Dalian Steel owns, or is licensed or otherwise possesses legal enforceable rights to use all: (i) trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans embodying business goodwill or indications of origin, all applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) material patentable inventions, technology, computer programs and software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and all applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential and other non-public information (iv) copyrights in writings, designs, software programs, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) databases and all database rights; and (vi) Internet web sites, domain names and applications and registrations pertaining thereto (collectively, “Dalian Steel Intellectual Property”) that are used in the Business except for any such failures to own, be licensed or possess that would not be reasonably likely to have a Material Adverse Effect.

(b)        Except as may be evidenced by patents issued after the date hereof, there are no conflicts with or infringements of any material Dalian Steel Intellectual Property by any third party and the conduct of the Business as currently conducted does not conflict with or infringe any proprietary right of a third party.

(c)        Dalian Steel owns or has the right to use all software currently used in and material to the Business.

4.13     Affiliate Transactions. No officer, director or employee of Dalian Steel or any member of the immediate family of any such officer, director or employee, or any entity in which any of such persons owns any beneficial interest (other than any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent of the stock of which is beneficially owned by any of such persons), has any agreement with Dalian Steel or any interest in any of their property of any nature, used in or pertaining to the Business (other than the ownership of capital stock of the corporation as disclosed in Section 4.3). None of the foregoing Persons has any direct or indirect interest in any competitor, supplier or customer of Dalian Steel or in any Person from whom or to whom Dalian Steel leases any property or transacts business of any nature.

4.14      Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Dalian Steel.

4.15      Litigation.

(a)        There is no pending or, to the Knowledge of Dalian Steel, threatened Proceeding:

(i)         by or against Dalian Steel or that otherwise relates to or may affect the Business that, if adversely determined, would have a Material Adverse Effect; or

(ii)        that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Purchase.

To the Knowledge of Dalian Steel, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding. Dalian Steel has delivered to Purchaser copies, if any, of all pleadings, correspondence and other documents relating to each Proceeding.

(b)        To the Knowledge of Dalian Steel:

(i)         there is no material Order to which Dalian Steel or the Business is subject; and

(ii)        no officer, director, agent or employee of Dalian Steel is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the Business.

(c)        Dalian Steel has been and is in compliance with all of the terms and requirements of each Order to which it or the Business is or has been subject;

(d)        No event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which Dalian Steel or the Business is subject; and

(e)        Dalian Steel has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which Dalian Steel or the Business is subject.

4.16      Employee Benefits.

(a)        Schedule 4.18 lists all material (i) Employee Benefit Plans of Dalian Steel, (ii) bonus, stock option, stock purchase, stock appreciation right, incentive, deferred compensation, supplemental retirement, severance, and fringe benefit plans, programs, policies or arrangements, and (iii) employment or consulting agreements, for the benefit of, or relating to, any current or former employee (or any beneficiary thereof) of Dalian Steel, in the case of a plan described in (i) or (ii) above, that is currently maintained by Dalian Steel or with respect to which Dalian Steel has an obligation to contribute, and in the case of an agreement described in (iii) above, that is currently in effect (the “Dalian Steel Employee Plans”).

(b)        There is no Proceeding pending or, to Dalian Steel’s knowledge, threatened against the assets of any Dalian Steel Employee Plan or, with respect to any Dalian Steel Employee Plan, against Dalian Steel, other than Proceedings that would not reasonably be expected to result in a Material Adverse Effect, and to Dalian Steel’s Knowledge there is no Proceeding pending or threatened in writing against any fiduciary of any Dalian Steel Employee Plan other than Proceedings that would not reasonably be expected to result in a Material Adverse Effect.

(c)        Each of the Dalian Steel Employee Plans has been operated and administered in all material respects in accordance with its terms and applicable law.

(d)        No director, officer, or employee of Dalian Steel will become entitled to retirement, severance or similar benefits or to enhanced or accelerated benefits (including any acceleration of vesting or lapsing of restrictions with respect to equity-based awards) under any Dalian Steel Employee Plan solely as a result of consummation of the Purchase.

4.17      Insurance. Schedule 4.20 is an accurate and complete description of all policies of insurance of any kind or nature, including, but not limited to, fire, liability, workmen’s compensation and other forms of insurance owned or held by or covering Dalian Steel or all or any portion of its property and assets.

4.18      Employees. To the Knowledge of Dalian Steel, no officer, director, agent, employee, consultant or contractor of Dalian Steel is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the Business or (ii) to assign to Dalian Steel or to any other Person any rights to any invention, improvement, or discovery. No former or current employee of Dalian Steel is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects, or will affect the ability of Dalian Steel or Purchaser to conduct the Business as heretofore carried on by Dalian Steel.

4.19      Labor Relations. Dalian Steel is not a party to any collective bargaining or similar agreement. To the Knowledge of Dalian Steel, there are no strikes, work stoppages, unfair labor practice charges or grievances pending or threatened against Dalian Steel by any employee of Dalian Steel or any other Person or entity.

4.20      Legal Compliance. To the Knowledge of Dalian Steel, Dalian Steel is in material compliance with all Applicable Laws (including rules and regulations thereunder) of any Governmental Bodies having jurisdiction over Dalian Steel, including any requirements relating to antitrust, consumer protection, currency exchange, equal opportunity, health, occupational safety, pension and securities matters.

4.21      Brokers’ Fees. Dalian Steel has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Purchase for which Dalian Steel could become liable or obligated.

4.22      Undisclosed Liabilities. To the Knowledge of Dalian Steel, Dalian Steel does not have any liability (and to the Knowledge of Dalian Steel, there is no basis for any present or future Proceeding, charge, complaint, claim, or demand against any of them giving rise to any liability), except for

(a)         liabilities reflected or reserved against in the Dalian Steel Balance Sheet; or

(b)         liabilities which have arisen in the Ordinary Course of Business since the date of the Dalian Steel Balance Sheet.

4.23      Disclosure. The representations and warranties of Dalian Steel contained in this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not misleading.

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PURCHASER

As a material inducement for Dalian Steel to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser hereby makes the following representations and warranties as of the date hereof and as of the Closing Date, each of which is relied upon by Dalian Steel regardless of any investigation made or information obtained by Dalian Steel (unless and to the extent specifically and expressly waived in writing by Dalian Steel on or before the Closing Date):

5.1       Representations of Purchaser Concerning the Transaction.

(a)        Organization and Good Standing.

(i)           Purchaser is a corporation duly organized, validly existing and in good standing under the laws of State of Nevada. Purchaser is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification and the failure to be so qualified would have a Material Adverse Effect on Purchaser.

(ii)           Purchaser has no Subsidiary and does not own any shares of capital stock or other securities of any other Person.

(b)       Authorization of Transaction. Purchaser has the corporate power to execute, deliver and perform this Agreement, the Related Agreements, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all action required by law, its Governing Documents or otherwise, to authorize the execution and delivery of this Agreement and such related documents. The execution and delivery of this Agreement has been approved by the Board of Directors of Purchaser. This Agreement is a valid obligation of Purchaser and is legally binding on each in accordance with its terms.

(c)       Capitalization of Purchaser. The entire authorized capital stock of Purchaser consists of 100,000,000 shares of common stock having a par value of $.001 per share, of which 84,400,000 shares are issued and outstanding. All issued and outstanding shares of Purchaser Common Stock have been duly authorized, are validly issued, fully paid and nonassessable. There are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which Purchaser is a party or which are binding upon Purchaser providing for the issuance, disposition or acquisition of any of its capital stock, nor any outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Purchaser.

(d)      Noncontravention. Neither the execution and delivery of this Agreement, nor consummation of the Purchase, will:

(i)            violate any Applicable Law, Order, stipulation, charge or other restriction of any Governmental Body to which Purchaser is subject or any provision of its Governing Documents; or

(ii)           conflict with, result in a Breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest, or other arrangement to which Purchaser is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where the violation, conflict, Breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest would not have a Material Adverse Effect on the financial condition of Purchaser or on the ability of the Parties to consummate the Purchase.

(e)       Affiliate Transactions. No officer, director or employee of Purchaser or any member of the immediate family of any such officer, director or employee, or any entity in which any of such persons owns any beneficial interest (other than any publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent of the stock of which is beneficially owned by any of such Persons), has any agreement with Purchaser or any interest in any of their property of any nature, used in or pertaining to the Purchaser Business. None of the foregoing Persons has any direct or indirect interest in any competitor, supplier or customer of Purchaser or in any Person from whom or to whom Purchaser leases any property or transacts business of any nature.

(f)        Purchaser Financial Information. Schedule 5.1(f) shall include the following financial information (collectively, the “Purchaser Financial Information”):

(i)           audited balance sheet and statements of income, changes in stockholders’ equity and cash flow as of and for the fiscal years ended January 31, 2010 and January 31, 2009, for Purchaser; and

(ii)          the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which Purchaser maintains safe deposit boxes or accounts of any nature and the names of all persons authorized to have access thereto, draw thereon or make withdrawals therefrom, as listed on Schedule 5.1(f).

The audited balance sheet dated as of January 31, 2010, of Purchaser shall be referred to as the “Purchaser Balance Sheet.” Purchaser Financial Information presents fairly the financial condition of Purchaser as of such dates and the results of operations of Purchaser for such periods, in accordance with GAAP and are consistent with the books and records of Purchaser (which books and records are correct and complete).

(g)      Events Subsequent to Purchaser Balance Sheet. Since the date of the Purchaser Balance Sheet, there has not been, occurred or arisen, with respect to Purchaser:

(i)           any change or amendment in its Governing Documents, other than an amendment to its Articles of Incorporation upon the filing of Articles of Merger with the Nevada Secretary of State on October 28, 2010, to give effect to a change in the Purchaser’s corporate name, and an amendment to its Articles of Incorporation upon its filing of a Certificate of Change Pursuant to NRS 78.209 with the Nevada Secretary of State on November 1, 2010, to increase the Purchasers authorized shares to 100,000,000;

(ii)          any reclassification, split-up or other change in, or amendment of or modification to, the rights of the holders of any of its capital stock, other than an 8-for-1 forward split of its common stock, effective November 12, 2010, as authorized by its Board of Directors on October 28, 2010;

(iii)         any direct or indirect redemption, purchase or acquisition by any Person of any of its capital stock or of any interest in or right to acquire any such stock;

(iv)         any issuance, sale, or other disposition of any capital stock, or any grant of any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any capital stock;

(v)          any declaration, set aside, or payment of any dividend or any distribution with respect to its capital stock (whether in cash or in kind) or any redemption, purchase, or other acquisition of any of its capital stock;

(vi)         the organization of any Subsidiary or the acquisition of any shares of capital stock by any Person or any equity or ownership interest in any business, other than the organization of a wholly owned Subsidiary for the express purpose of effecting the name change of the Purchaser through a parent-Subsidiary merger under the NRS;

(vii)        any damage, destruction or loss of any of its properties or assets whether or not covered by insurance;

(viii)       any sale, lease, transfer or assignment of any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

(ix)          the execution of, or any other commitment to any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) outside the Ordinary Course of Business;

(x)           any acceleration, termination, modification, or cancellation of any agreement, contract, lease or license (or series of related agreements, contracts, leases, and licenses) involving more than $10,000 to which it is a party or by which it is bound;

(xi)          any Security Interest or Encumbrance imposed upon any of its assets, tangible or intangible;

(xii)         any grant of any license or sublicense of any rights under or with respect to any Purchaser Intellectual Property;

(xiii)        any sale, assignment or transfer (including transfers to any employees, affiliates or shareholders) of any Purchaser Intellectual Property;

(xiv)       any capital expenditure (or series of related capital expenditures) involving more than $10,000 and outside the Ordinary Course of Business;

(xv)         any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions) involving more than $10,000 and outside the Ordinary Course of Business;

(xvi)        any issuance of any note, bond or other debt security, or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $25,000;

(xvii)       any delay or postponement of the payment of accounts payable or other liabilities;

(xviii)      any cancellation, compromise, waiver or release of any right or claim (or series of related rights and claims) involving more than $25,000 and outside the Ordinary Course of Business;

(xix)         any loan to, or any entrance into any other transaction with, any of its directors, officers and employees either involving more than $500 individually or $2,500 in the aggregate;

(xx)         the adoption, amendment, modification or termination of any bonus, profit-sharing, incentive, severance, or other plan, contract or commitment for the benefit of any of its directors, officers and employees (or taken away any such action with respect to any other Employee Benefit Plan);

(xxi)        any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(xxii)       any increase in the base compensation of any of its directors, officers and employees;

(xxiii)      any charitable or other capital contribution in excess of $2,500;

(xxiv)      any taking of other action or entrance into any other transaction other than in the Ordinary Course of Business, or entrance into any transaction with any insider of Purchaser, except as disclosed in this Agreement and the Disclosure Schedules;

(xxv)       any other event or occurrence that may have or could reasonably be expected to have an Material Adverse Effect on Purchaser (whether or not similar to any of the foregoing); or

(xxvi)      any agreement or commitment, whether in writing or otherwise, to do any of the foregoing.

(h)       Tax Matters.

(i)           Purchaser:

(A) has timely paid or caused to be paid all Taxes required to be paid by it though the date hereof and as of the Closing Date (including any Taxes shown due on any Tax Return);

(B) has filed or caused to be filed in a timely and proper manner (within any applicable extension periods) all Tax Returns required to be filed by it with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed; and all tax returns filed on behalf of Purchaser and each Purchaser Tax Affiliate were completed and correct in all material respects; and

(C) has not requested or caused to be requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(ii)           Purchaser has previously delivered true, correct and complete copies of all Federal Tax Returns filed by or on behalf of Purchaser through the date hereof for the periods ending after December 31, 2006.

(iii)

(A)  Since January 1, 2007, Purchaser has not been notified by the IRS or any other Governmental Body that any issues have been raised (and no such issues are currently pending) by the IRS or any other Governmental Body in connection with any Tax Return filed by or on behalf of Purchaser or any Purchaser Tax Affiliate; there are no pending Tax audits and no waivers of statutes of limitations have been given or requested with respect to Purchaser or any Purchaser Tax Affiliate (for years that it was a Purchaser Tax Affiliate); no Tax liens have been filed against Purchaser or unresolved deficiencies or additions to Taxes have been proposed, asserted or assessed against Purchaser or any Purchaser Tax Affiliate (for the years that it was a Purchaser Tax Affiliate).

(B)  Full and adequate accrual has been made (i) on the Purchaser Balance Sheet, and the books and records of Purchaser for all income Taxes currently due and all accrued Taxes not yet due and payable by Purchaser for all periods ending on or prior to the Purchaser Balance Sheet Date, and (ii) on the books and records of Purchaser and for all Taxes payable by Purchaser for all periods beginning after the Purchaser Balance Sheet Date.

(C) Purchaser has not incurred any liability for Taxes from and after the Purchaser Balance Sheet Date other than Taxes incurred in the Ordinary Course of Business and consistent with past practices.

(D) Purchaser has not (i) made an election (or had an election made on its behalf by another person) to be treated as a “consenting corporation” under Section 341(f) of the Code or (ii) a “personal holding company” within the meaning of Section 542 of the Code.

(E) Purchaser has complied in all material respects with all Applicable Laws relating to the collection or withholding of Taxes (such as Taxes or withholding of Taxes from the wages of employees).

(F) Purchaser has no liability in respect of any Tax sharing agreement with any Person and all Tax sharing agreements to which Purchaser has been bound have been terminated.

(G) Purchaser has not incurred any Liability to make any payments either alone or in conjunction with any other payments that:

(1) shall be non-deductible under, or would otherwise constitute a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state local or foreign income Tax Law); or

(2) are or may be subject to the imposition of an excise Tax under Section 4999 of the Code.

(H) Purchaser has not agreed to (nor has any other Person agreed to on its behalf) and is not required to make any adjustments or changes on, before or after the Closing Date, to its accounting methods pursuant to Section 481 of the Code, and the Internal Revenue Service has not proposed any such adjustments or changes in the accounting methods of Purchaser.

(I)  No claim has been made within the last three years by any taxing authority in a jurisdiction in which Purchaser does not file Tax Returns that Purchaser is or may be subject to taxation by that jurisdiction.

(J)  The consummation of the Purchase will not trigger the realization or recognition of intercompany gain or income to Purchaser under the Federal consolidated return regulations with respect to Federal, state or local Taxes.

(K) Purchaser is not currently, nor has it been at any time during the previous five years, a “U.S. real property holding corporation” and, therefore, the Purchaser Common Stock is not “U.S. real property interests,” as such terms are defined in Section 897 of the Code.

(i)         Title to Assets. Purchaser has good and marketable title to, or a valid leasehold interest in, the properties and assets owned or leased and used by it to operate the Purchaser Business in the manner presently operated by Purchaser, as reflected in Purchaser Financial Information.

(j)         Real Property. Except as set forth in Schedule 5.1(j), Purchaser does not own or hold an ownership interest in any Real Property.

(k)         Leased Real Property. Except as set forth in Schedule 5.1(k), Purchaser does not own or a leasehold interest in any Real Property.

(l)         Condition of Facilities.

(i)        Use of the Real Property of Purchaser for the various purposes for which it is presently being used is permitted as of right under all Applicable Laws related to zoning and is not subject to “permitted nonconforming” use or structure classifications. All Improvements are in compliance with all Applicable Laws, including those pertaining to zoning, building and the disabled, are in good repair and in good condition, ordinary wear and tear excepted, and are free from latent and patent defects. To the Knowledge of Purchaser, no part of any Improvement encroaches on any real property not included in the Real Property of Purchaser, and there are no buildings, structures, fixtures or other Improvements primarily situated on adjoining property which encroach on any part of the Land.

(ii)       Each item of Tangible Personal Property is in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the Ordinary Course of Business and is free from latent and patent defects. No item of Tangible Personal Property is in need of repair or replacement other than as part of routine maintenance in the Ordinary Course of Business. Except as disclosed in Schedule 5.1(l)(ii), all Tangible Personal Property used in the Purchaser Business is in the possession of Purchaser.

(m)     Purchaser Intellectual Property.

(i)           Purchaser owns, or is licensed or otherwise possesses legal enforceable rights to use all: (i) trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans embodying business goodwill or indications of origin, all applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) patentable inventions, technology, computer programs and software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and all applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential and other non-public information (iv) copyrights in writings, designs, software programs, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) databases and all database rights; and (vi) Internet Web sites, domain names and applications and registrations pertaining thereto (collectively, “Purchaser Intellectual Property”) that are used in the Purchaser Business except for any such failures to own, be licensed or possess that would not be reasonably likely to have a Material Adverse Effect.

(ii)          Purchaser owns or has the right to use all software currently used in and material to the Purchaser Business.

(n)      SEC Reports and Financial Statements. Since July 16, 2008, Purchaser has filed with the SEC all reports and other filings required to be filed by Purchaser in accordance with the Securities Act and the Purchase Act and the rules and regulations promulgated thereunder (the “Purchaser SEC Reports”). As of their respective dates, Purchaser SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Purchase Act and the respective rules and regulations promulgated thereunder applicable to such Purchaser SEC Reports and, except to the extent that information contained in any Purchaser SEC Report has been revised or superseded by a later Purchaser SEC Report filed and publicly available prior to the date of this Agreement, none of the Purchaser SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Purchaser included in Purchaser SEC Reports were prepared from and are in accordance with the accounting books and other financial records of Purchaser, were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and presented fairly the consolidated financial position of Purchaser and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Purchaser SEC Reports, Purchaser has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities or obligations incurred in the Ordinary Course of Business. The Purchaser SEC Reports accurately disclose (i) the terms and provisions of all stock option plans, (ii) transactions with Affiliates, and (iii) all material contracts required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC.

(o)      Contracts. Schedule 5.1(o) is a true, complete and accurate list of all written or oral contracts, understandings, agreements and other arrangements (including a brief description of all such oral arrangements) executed by an officer or duly authorized employee of Purchaser or to which Purchaser is a party either:

(i)           involving more than $10,000, or

(ii)          in the nature of a collective bargaining agreement, employment agreement, or severance agreement with any of its directors, officers and employees.

Purchaser has delivered or will, prior to Closing, deliver to Dalian Steel a correct and complete copy of each Contract (redacted copies for names are acceptable) listed in Schedule 5.1(o) (the “Purchaser Contracts”). Except as disclosed in Schedule 5.1(o): (i) Purchaser has fully complied with all material terms of Purchaser Contracts; (ii) to the Knowledge of Purchaser, other parties to Purchaser Contracts have fully complied with the terms of Purchaser Contracts; and (iii) there are no disputes or complaints with respect to nor has Purchaser received any notices (whether oral or in writing) that any other party to Purchaser Contracts is terminating, intends to terminate or is considering terminating, any of Purchaser Contracts listed or required to be listed in Schedule 5.1(o).

(p)      Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Purchaser.

(q)      Litigation.

(i)           There is no pending or, to Purchaser’s Knowledge, threatened Proceeding:

(A)             by or against Purchaser or that otherwise relates to or may affect the Purchaser Business which, if adversely determined, would have a Material Adverse Effect; or

(B)              that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Purchase.

To the Knowledge of Purchaser, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding.

(ii)          Except as set forth in Schedule 5.1(q)(ii):

(A)              there is no material Order to which Purchaser or the Purchaser Business is subject; and

(B)              to the Knowledge of Purchaser, no officer, director, agent or employee of Purchaser is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the Purchaser Business.

(iii)         Except as set forth in Schedule 5.1(q)(iii):

(A)             Purchaser has been and is in compliance with all of the terms and requirements of each Order to which it or the Purchaser Business is or has been subject;

(B)              No event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which Purchaser or the Purchaser Business is subject; and

(C)              Purchaser has not received any notice, or received but subsequently resolved to the satisfaction of the Governmental Body or other Person (evidence of such approval is attached as Schedule 5.1(q)(iii)), or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which Purchaser or the Purchaser Business is subject.

(r)      Employee Benefits.

(i)              Purchaser has no (A) Employee Benefit Plans, (B) bonus, stock option, stock purchase, stock appreciation right, incentive, deferred compensation, supplemental retirement, severance, and fringe benefit plans, programs, policies or arrangements, and (C) employment or consulting agreements, for the benefit of, or relating to, any current or former employee (or any beneficiary thereof) of Purchaser, in the case of a plan described in (A) or (B) above, that is currently maintained by Purchaser or with respect to which Purchaser has an obligation to contribute, and in the case of an agreement described in (C) above, that is currently in effect (the “Purchaser Employee Plans”).

(ii)             No director, officer, or employee of Purchaser will become entitled to retirement, severance or similar benefits or to enhanced or accelerated benefits (including any acceleration of vesting or lapsing of restrictions with respect to equity-based awards) under any Purchaser Employee Plan solely as a result of consummation of the Purchase.

(s)      Insurance. Schedule 5.1(s) is an accurate and complete description of all policies of insurance of any kind or nature, including, but not limited to, fire, liability, workmen’s compensation and other forms of insurance owned or held by or covering Purchaser or all or any portion of its property and assets.

(t)       Employees. David Lu is the sole employee of Purchaser and he presently does not receive any compensation for his services. To the Knowledge of Purchaser, no officer, director, agent, employee, consultant or contractor of Purchaser is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the Purchaser Business or (ii) to assign to Purchaser or to any other Person any rights to any invention, improvement or discovery. No former or current employee of Purchaser is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects, or will affect the ability of Purchaser to conduct the Purchaser Business.

(u)      Labor Relations. Purchaser is not a party to any collective bargaining or similar agreement. To the Knowledge of Purchaser, there are no strikes, work stoppages, unfair labor practice charges or grievances pending or threatened against Purchaser by any employee of Purchaser or any other person or entity.

(v)      Legal Compliance. To the Knowledge of Purchaser, Purchaser is in material compliance with all Applicable Laws of any Governmental Bodies having jurisdiction over Purchaser, including any requirements relating to antitrust, consumer protection, currency exchange, equal opportunity, health, occupational safety, pension and securities matters.

(w)     Brokers’ Fees. Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Purchase for which Purchaser could become liable or obligated.

(x)      Undisclosed Liabilities. Purchaser has no liability (and to the Knowledge of Purchaser, there is no basis for any present or future Proceeding, charge, complaint, claim or demand against any of them giving rise to any liability), except for:

(i)           liabilities reflected or reserved against in the Purchaser Balance Sheet; or

(ii)          liabilities which have arisen in the Ordinary Course of Business since the date of the Purchaser Balance Sheet.

(y)      Disclosure. The representations and warranties of Purchaser contained in this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not misleading.

ARTICLE VI. ACCESS TO INFORMATION AND DOCUMENTS

6.1       Access to Information. Between the date hereof and the Closing Date, each Party will give to the other and its counsel, accountants and other Representatives full access to all the properties, documents, contracts, personnel files and other records and shall furnish copies of such documents and with such information with respect to its affairs as may from time to time be reasonably requested. Each Party will disclose to the other and make available to such Party and its Representatives all books, contracts, accounts, personnel records, letters of intent, papers, records, communications with regulatory authorities and other documents relating to the business and operations of Dalian Steel or Purchaser, as the case may be. In addition, Dalian Steel shall make available to Purchaser all such banking, investment and financial information as shall be necessary to allow for the efficient integration of Dalian Steel’s banking, investment and financial arrangements with those of Purchaser at the Closing. Access of Purchaser pursuant to the foregoing shall be granted at a reasonable time and upon reasonable notice.

6.2       Effect of Access.

(a)         Nothing contained in this Article VI shall be deemed to create any duty or responsibility on the part of either Party to investigate or evaluate the value, validity or enforceability of any Contract or other asset included in the assets of the other Party.

(b)         With respect to matters as to which any Party has made express representations or warranties herein, the Parties shall be entitled to rely upon such express representations and warranties irrespective of any investigations made by such Parties, except to the extent that such investigations result in actual knowledge of the inaccuracy or falsehood of particular representations and warranties.

ARTICLE VII. COVENANTS

7.1       Preservation of Business.

(a)         Prior to the Closing or the termination of this Agreement, Dalian Steel will use its Best Efforts to preserve the Business, to keep available to Purchaser the services of the present employees of Dalian Steel, and to preserve for Purchaser the goodwill of the suppliers, customers and others having business relations with Dalian Steel. Dalian Steel shall conduct its Business only in the Ordinary Course of Business, including, without limitation, its policies and practices relating to the collection of accounts receivable and the payment of accounts payable and other liabilities, and not introduce any new methods of management, operations or accounting, without Purchaser’s prior written consent (which shall not be unreasonably withheld); maintain its assets in as good working order and condition as at present, ordinary wear and tear excepted; perform all material obligations under material agreements and leases relating to or affecting it, and keep in full force and effect present insurance policies.

(b)         Prior to the Closing or the termination of this Agreement, Purchaser will use its Best Efforts to preserve the Purchaser Business, to keep available to Purchaser the services of the present employees of Purchaser, and to preserve for Purchaser the goodwill of the suppliers, customers and others having business relations with Purchaser. Purchaser shall conduct the Purchaser Business only in the Ordinary Course of Business as it has previously been conducted, including, without limitation, its policies and practices relating to the collection of accounts receivable and the payment of accounts payable and other liabilities, and not introduce any new methods of management, operations or accounting, without the prior written consent of Dalian Steel (which shall not be unreasonably withheld); maintain its assets in as good working order and condition as at present, ordinary wear and tear excepted; perform all material obligations under material agreements and leases relating to or affecting it, and keep in full force and effect present insurance policies.

7.2       Current Information.

(a)         During the period from the date of this Agreement to the Closing, each Party hereto shall promptly notify each other Party of any (i) significant change in its Ordinary Course of Business, (ii) Proceeding (or communications indicating that the same may be contemplated), or the institution or threat or settlement of Proceedings, in each case involving the Parties the outcome of which, if adversely determined, could reasonably be expected to have a Material Adverse Effect on the Party, taken as a whole or (iii) event which such Party reasonably believes could be expected to have a Material Adverse Effect on the ability of any party hereto to consummate the Purchase.

(b)         During the period from the date of this Agreement to the Closing, Purchaser shall promptly notify Dalian Steel of any correspondence received from the SEC and shall deliver a copy of such correspondence to Dalian Steel within one (1) Business Day of receipt.

7.3       Material Transactions. Prior to the Closing, no Party will (other than (i) as contemplated by the terms of this Agreement and the Related Agreements, (ii) with respect to transactions for which there is a binding commitment existing prior to the date hereof disclosed in the Disclosure Schedules, and (iii) transactions described on Schedule 7.3 which do not vary materially from the terms set forth on such Schedule 7.3, or in the Ordinary Course of Business without first obtaining the written consent of the other Parties):

(a)         declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property;

(b)         amend its Governing Documents or enter into any agreement to merge or consolidate with, or sell a significant portion of its assets to, any other Person;

(c)         except pursuant to options, warrants, conversion rights or other contractual rights, issue any shares of its capital stock or any options, warrants or other rights to subscribe for or purchase such common or other capital stock or any securities convertible into or exchangeable for any such common or other capital stock;

(d)         directly redeem, purchase or otherwise acquire any of its common or other capital stock;

(e)         effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize;

(f)          enter into any employment contract which is not terminable upon notice of ninety (90) days or less, at will, and without penalty except as provided herein or grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or make any change in any bonus, insurance, pension or other Employee Benefit Plan, agreement, payment or agreement under, to, for or with any of such officers or employees;

(g)         make any payment or distribution to the trustee under any bonus, pension, profit sharing or retirement plan or incur any obligation to make any such payment or contribution which is not in accordance with such Party’s usual past practice, or make any payment or contributions or incur any obligation pursuant to or in respect of any other plan or contract or arrangement providing for bonuses, options, executive incentive compensation, pensions, deferred compensation, retirement payments, profit sharing or the like, establish or enter into any such plan, contract or arrangement, or terminate or modify any plan;

(h)         prepay any debt in excess of Twenty-Five Thousand Dollars ($25,000), borrow or agree to borrow any amount of funds except in the Ordinary Course of Business or, directly or indirectly, guarantee or agree to guarantee obligations of others, or fail to pay any monetary obligation in a timely manner prior to delinquency;

(i)          enter into any agreement, contract or commitment having a term in excess of three (3) months or involving payments or obligations in excess of Twenty-Five Thousand Dollars ($25,000) in the aggregate, except in the Ordinary Course of Business;

(j)          amend or modify any material Contract;

(k)         agree to increase the compensation or benefits of any employee (except for normal annual salary increases in accordance with past practices);

(l)          place on any of its assets or properties any pledge, charge or other Encumbrance, except as otherwise authorized hereunder, or enter into any transaction or make any contract or commitment relating to its properties, assets and business, other than in the Ordinary Course of Business or as otherwise disclosed herein;

(m)        guarantee the obligation of any person, firm or corporation, except in the Ordinary Course of Business;

(n)         make any loan or advance in excess of Twenty-Five Thousand Dollars ($25,000) or cancel or accelerate any material indebtedness owing to it or any claims which it may possess or waive any material rights of substantial value;

(o)         sell or otherwise dispose of any Real Property or any material amount of any tangible or intangible personal property other than leasehold interests in closed facilities, except in the Ordinary Course of Business;

(p)         commit any act or fail to do any act which will cause a Breach of any Contract and which will have a Material Adverse Effect on its business, financial condition or earnings;

(q)         violate any Applicable Law which violation might have a Material Adverse Effect on such Party;

(r)          purchase any real or personal property or make any other capital expenditure where the amount paid or committed is in excess of Twenty-Five Thousand Dollars ($25,000) per expenditure;

(s)         except in the Ordinary Course of Business, enter into any agreement or transaction with any of such Party’s Affiliates; or

(t)         engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of such Party contained in this Agreement, as if such representations and warranties were given as of the date of such transaction or action.

7.4       Public Disclosures. Purchaser and Dalian Steel will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by Applicable Law. The Parties shall issue a joint press release, mutually acceptable to Dalian Steel and Purchaser, promptly upon execution and delivery of this Agreement.

7.5       Confidentiality. Purchaser and Dalian Steel shall hold, and shall use their best efforts to cause their respective auditors, attorneys, financial advisors, bankers and other consultants and advisors to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all Confidential Information, and each Party shall not release or disclose such Confidential Information to any other Person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors in connection with the transactions contemplated by this Agreement.

ARTICLE VIII. CONDITIONS TO CLOSING

8.1       Mutual Conditions. The respective obligations of each party to effect the Purchase shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived in writing by Purchaser and Dalian Steel:

(a)         Neither the Purchaser nor Dalian Steel shall be subject to any Order by a court of competent jurisdiction which (i) prevents or materially delays the consummation of the Purchase or (ii) would impose any material limitation on the ability of Purchaser effectively to exercise full rights of ownership of the common stock of Dalian Steel or any material portion of the assets or Business, taken as a whole;

(b)         No statute, rule or regulation, shall have been enacted by any Governmental Body that makes the consummation of the Purchase illegal; and

(c)         Purchaser and Dalian Steel shall have received all Consents of Third Parties that are required of such Third Parties prior to the consummation of the Purchase, in form and substance acceptable to Purchaser or Dalian Steel, as the case may be, except where the failure to obtain such consent, approval or authorization would not have a Material Adverse Effect.

8.2       Conditions to the Obligations of Purchaser. The obligations of Purchaser under this Agreement are subject to the satisfaction, at or before the Closing, of each of the following conditions:

(a)         The representations and warranties of Dalian Steel contained herein that are qualified as to materiality shall be true in all respects on and as of the Closing Date with the same force and effect as though made on and as of such date, and each of the representations and warranties of Dalian Steel that are not so qualified shall be true in all material respects;

(b)         Dalian Steel shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by this Agreement to be performed or complied with by Dalian Steel at or prior to the Closing;

(c)         There shall not be threatened, instituted or pending any Proceeding by or before any court or Governmental Body requesting or looking toward an Order that (i) restrains or prohibits the consummation of the Purchase, (ii) could have a Material Adverse Effect on Purchaser’s ability to exercise control over or manage Dalian Steel after the Closing or (iii) could have a Material Adverse Effect on Dalian Steel;

(d)         On the Closing Date, there shall be no effective Order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Purchase;

(e)         The Related Agreements to which Dalian Steel is a party and all other documents to be delivered by Dalian Steel to Purchaser at the Closing shall be satisfactory in form and substance to Purchaser;

(f)          All Consents of all Third Parties and Governmental Bodies shall have been obtained that are necessary, in the opinion of Purchaser Counsel, in connection with (i) the execution and delivery by Dalian Steel of this Agreement and the Related Agreements to which it is a Party or (ii) the consummation by Dalian Steel of the Purchase and copies of all such Consents shall have been delivered to Purchaser; and

(g)         Purchaser and David Lu shall have executed and delivered to Purchaser the Return to Treasury Agreement and shall simultaneously with the Closing consummate the transactions contemplated therein.

8.3       Conditions to the Obligations of Dalian Steel. The obligations of Dalian Steel under this Agreement are subject to the satisfaction, at or before the Closing, of each of the following conditions:

(a)         The representations and warranties of Purchaser contained herein that are qualified as to materiality shall be true in all respects on and as of the Closing Date (except for the representations and warranties made as of a specific date which shall be true in all material respects as of such date) with the same force and effect as though made on and as of such date, and each of the representations and warranties of Purchaser that are not so qualified shall be true in all material respects;

(b)         Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by this Agreement to be so performed or complied with by Purchaser at or prior to the Closing;

(c)         There shall not be threatened, instituted or pending any Proceeding by or before any court or Governmental Body requesting or looking toward an Order, that (i) restrains or prohibits the consummation of the Purchase or (ii) could have a Material Adverse Effect on Purchaser;

(d)         On the Closing Date, there shall be no effective Order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Purchase;

(e)         The Related Agreements to which Purchaser is a party and all other documents to be delivered by Purchaser to Dalian Steel at the Closing shall be satisfactory in form and substance to Dalian Steel;

(f)          All Consents of all Third Parties and Governmental Bodies shall have been obtained that are necessary, in the opinion of counsel to Dalian Steel, in connection with (i) the execution and delivery by Purchaser of this Agreement or the Related Agreements to which either of them is a party, and (ii) the consummation by Purchaser of the transactions contemplated hereby or thereby, and copies of all such Consents shall have been delivered to Dalian Steel;

(g)         Purchaser shall have delivered to Dalian Steel the resignations of David Lu and David Xu from all positions as an officer and director of Purchaser effective upon Closing;

(h)         Purchaser shall have delivered to Dalian Steel evidence of the expansion of Purchaser’s Board of Directors to two (2) members and evidence of the appointment of two (2) new directors nominated by Dalian Steel;

(i)          Purchaser shall deliver to each stockholder of Dalian Steel a certificate evidencing ownership of the Shares described in Section 3.2;

(j)          Purchaser shall deliver to Dalian Steel evidence of the cancellation of 80,000,000 shares of Purchaser Common Stock held by David Lu;

(k)         The stockholders of Dalian Steel shall have given all necessary approvals and consents required under NRS;

(l)         The Purchase shall qualify as a tax-free transaction to each of Purchaser, Dalian Steel and Dalian Steel Holders; and

(m)       As of the Closing Date, Purchaser shall not have any debts or liabilities and shall not have any liens recorded against its properties or assets.

ARTICLE IX. SURVIVAL OF REPRESENTATIONS

9.1       Survival of Representations. All representations and warranties made by any party to this Agreement or pursuant hereto, as modified by any Disclosure Schedule, exhibit, certificate or other document executed and delivered pursuant hereto shall survive the Closing and any investigation made by or on behalf of any party hereto for a period of one (1) year following the Closing Date. All statements contained herein or in any schedule, exhibit, certificate or other document executed and delivered pursuant hereto shall be deemed representations and warranties for purposes of Sections 9.1, 8.2(a), and 8.3(a). The right to any remedy based upon such representations and warranties shall not be affected by any investigation conducted with respect to, or any knowledge acquired at any time, whether before or after execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of any such representation or warranty.

ARTICLE X. TERMINATION, AMENDMENT AND WAIVER

10.1     Termination. This Agreement may be terminated at any time prior to the Closing:

(a)      by mutual written consent of Purchaser and Dalian Steel;

(b)      by Purchaser or Dalian Steel:

(i)           if the Purchase shall not have been consummated on or before November 22, 2010, unless the failure to consummate the Purchase is the result of a willful and material Breach of this Agreement by the Party seeking to terminate this Agreement;

(ii)          if any court of competent jurisdiction or other Governmental Body shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Purchase and such order, decree, ruling or other action shall have become final and non-appealable;

(iii)         in the event of a Breach by the other Party of any material representation, warranty, covenant or other agreement contained in this Agreement which cannot be or has not been cured within ten (10) days after the giving of written notice to the breaching Party of such Breach (provided that the terminating Party is not then in Breach of any material representation, warranty, covenant or other agreement contained in this Agreement);

(iv)         in the event that (i) all of the conditions to the obligation of such Party to effect the Purchase set forth in Section 8.1 shall have been satisfied and (ii) any condition to the obligation of such Party to effect the Purchase set forth in Section 8.2 (in the case of Purchaser) or Section 8.3 (in the case of Dalian Steel) is not capable of being satisfied prior to the end of the period referred to in Section 10.1(b)(i); or

(v)          if there shall have occurred prior to the Closing changes in Applicable Law that, in the aggregate, shall have a Material Adverse Effect on either Party.

10.2     Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party except to the extent that such termination results from the willful and material Breach by a Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement, in which case the terminating Party shall have the right to pursue any remedies available to it at law or in equity.

10.3     Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

10.4     Extension; Waiver. At any time prior to the Closing, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

10.5     Procedure for Termination, Amendment Extension or Waiver. A termination of this Agreement pursuant to Section 10.1, an amendment of this Agreement pursuant to Section 10.3, or an extension or waiver pursuant to Section 10.4 shall, in order to be effective, require in the case of Purchaser or Dalian Steel, action by its Board of Directors or the duly authorized designee of the Board of Directors.

ARTICLE XI. MISCELLANEOUS

11.1     Notices. Any communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery or by facsimile and overnight courier or overnight courier to the parties hereto at the following addresses, or at such other address as either party may advise the other in writing from time to time:

If to Purchaser:

FUSIONTECH, INC.
No. 8 Mingshui Road
Changchun, Jilin Province, China 130000
Attention: David Lu, Chief Executive Officer
Tel: (86) 431-8885-7725

If to Dalian Steel:

DALIAN HEAVY MINING EQUIPMENT MANUFACTURING CO., LTD.
No. 26 Gaoneng Street, High Tech Zone
Dalian, Liaoning Province, China 116025
Attention: Lixin Wang, Chairman and Chief Executive Officer
Tel: (86) 0411-84799486

with a copy to :

The Newman Law Firm, PLLC
44 Wall Street, 20th Floor
New York, NY 10005
Attention: Robert Newman, Esq.
Tel: (212) 248-1001
(which copy shall not constitute notice)

All such communications shall be deemed to have been delivered on the date of hand delivery or on the next Business Day following the deposit of such communications with the overnight courier. The address for notice may be changed by delivering a notice of such change of address in the manner proscribed herein.

11.2     Further Assurances. Each Party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

11.3     Governing Law. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of Nevada, applied without giving effect to any conflicts-of-law principles.

11.4     Commissions. Each of the Parties hereto represents and warrants that no broker or finder is entitled to any brokerage or finder’s fee or other commission in connection with the Purchase. Each of the Parties hereto shall pay or discharge, and shall indemnify and hold the other harmless from and against, all claims or liabilities for brokerage commissions or finder’s fees incurred by reason of any action taken by it.

11.5     Captions. The captions or headings in this Agreement are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Agreement.

11.6     Integration of Exhibits and Schedules. All Exhibits and Disclosure Schedules to this Agreement are integral parts of this Agreement as if fully set forth herein.

11.7     Entire Agreement. This Agreement, the Related Agreements, including all Exhibits and Disclosure Schedules attached hereto and thereto contain the entire agreement of the parties and supersede any and all prior or contemporaneous agreements between the parties, written or oral, with respect to the transactions contemplated hereby. Such agreement may not be changed or terminated orally, but may only be changed by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification, extension, discharge or termination is sought.

11.8     Expenses. Except as expressly provided otherwise, each party hereto will bear its own costs and expenses (including fees and expenses of auditors, attorneys, financial advisors, bankers, brokers and other consultants and advisors) incurred in connection with this Agreement, the Related Agreements and the transactions contemplated hereby and thereby.

11.9     Counterparts. This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall together constitute and be one and the same instrument.

11.10   Binding Effect. This Agreement shall be binding on, and shall inure to the benefit of, the Parties hereto, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No Party may assign any right or obligation hereunder without the prior written consent of the other Parties.

11.11   No Rule of Construction. The Parties agree that, because all Parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any Party by reason of that Party’s role in drafting this Agreement.

SIGNATURE PAGE OF PURCHASER AND DALIAN STEEL TO
SHARE EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION

IN WITNESS WHEREOF, FusionTech, Inc. and Dalian Heavy Mining Equipment Manufacturing Co., Ltd. have caused this Share Exchange Agreement and Plan of Reorganization to be executed by their respective duly authorized officers, all as of the day and year first above written.

FUSIONTECH, INC.

By:	/s/ David Lu
Name:	David Lu
Title:	Chief Executive Officer

DALIAN HEAVY MINING EQUIPMENT MANUFACTURING CO., LTD.

By:	/s/ Lixin Wang
Name:	Lixin Wang
Title:	Chief Executive Officer

SIGNATURE PAGE OF DALIAN HEAVY MINING EQUIPMENT MANUFACTURING CO., LTD. SHAREHOLDERS TO
SHARE EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION

IN WITNESS WHEREOF, the owners of Dalian Heavy Mining Equipment Manufacturing Co., Ltd. have executed this Share Exchange Agreement and Plan of Reorganization as of the day and year first above written.

By:	/s/ Lixin Wang	By:	/s/ Zhicong Wang
	Lixin Wang		Zhicong Wang
	55% ownership		5% ownership

By:	/s/ Yang Wang	WONDERFUL LIMITED
Yang Wang
	15% ownership	By:	/s/ Gloria Lam
Name: Gloria Lam
By:	/s/ Wei Wang		Title: Director
	Wei Wang		5% ownership
5% ownership
MEDIAN ASSET INVESTMENTS LIMITED
By:	/s/ Peili Wang
	Peili Wang	By:	/s/ Roger Lee
	10% ownership		Name: Roger Lee
Title: Director
5% ownership

SCHEDULE OF EXHIBITS

Exhibit A	Disclosure Schedules